UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                           (Amendment No. __________)*




                              Hills Stores Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   431659 10 2
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of or less of such class.) (See Rule 13-d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Thomas H. Lee Advisors II, L.P.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                              (b) |X|
   3      SEC USE ONLY


   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                              5           SOLE VOTING POWER
                                          -0-
        NUMBER OF
          SHARES
       BENEFICIALL
        Y OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                              6          SHARED VOTING POWER
                                         799,293

                              7          SOLE DISPOSITIVE POWER
                                         -0-

                              8          SHARED DISPOSITIVE POWER
                                         799,293

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          799,293

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES
          X

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.1%

   12     TYPE OF REPORTING PERSON
          PN
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Item 1(a)         Name of Issuer

Hills Stores Company

Item 1(b)         Address of Issuer's principal executive offices

15 Dan Road, Canton, MA  02021-9128

Item 2(a)         Name of person filing

ML-Lee Acquisition Fund II, L.P. ("Fund II"), ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. (the "Retirement Fund"), Thomas H. Lee Advisors II, L.P. ("Advisors II") and T.H. Lee Mezzanine II ("Mezzanine II"), each of whom may be deemed to be beneficial owners, for purposes of this Schedule 13G, of the securities owned directly by Fund II and the Retirement Fund; and Thomas
H. Lee.

Item 2(b)         Address of principal business office or, if none, residence

Fund II:                   World Financial Center, South Tower,
                           New York, NY  10080

Retirement Fund:           World Financial Center, South Tower,
                           New York, NY  10080

Advisors II:               75 State Street, Boston, MA 02109

Mezzanine II:              75 State Street, Boston, MA 02109

Thomas H. Lee:             75 State Street, Boston, MA 02109

Item 2(c)         Citizenship

Fund II:                   Delaware
Retirement Fund:           Delaware
Advisors II:               Delaware
Mezzanine II:              Delaware
Thomas H. Lee:             United States

Item 2(d)         Title of class of securities

Common Stock
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Item 2(e)         CUSIP Number

431659 10 2

Item 3 If Statement filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a

(a)      |_|      Broker or Dealer

(b)      |_|      Bank

(c)      |_|      Insurance Company

(d)      |_|      Investment Company

(e)      |_|      Investment Advisor

(f)      |_|      Employee Benefit Plan, Pension Fund or Endowment Fund

(g)      |_|      Parent Holding Company

(h)      |_|      Group

Item 4            Ownership

(a)      Amounts beneficially owned

As of December 31, 1995, Fund II directly owned 521,048 shares of the Issuer's Common Stock and the Retirement Fund directly owned 278,245 shares of the Issuer's Common Stock. Due to their existing relationships and arrangements, each of Fund II, the Retirement Fund, Advisors II, the Investment Advisor of each of Fund II and the Retirement Fund, and Mezzanine II, a general partner of Advisors II, could be deemed to be beneficial owners, for purposes of this
Schedule 13G, of the shares of Common Stock held by Fund II and the Retirement Fund, which in the aggregate is 799,293 shares of Common Stock.

As of December 31, 1995, Mr. Lee beneficially owned 950 shares of the Issuer's Common Stock. The State Street Bank and Trust Company of Connecticut, National Association, not personally, but solely as Trustee under a Trust Agreement, dated as of September 29, 1989, as amended, and known as the 1989 Thomas H. Lee Nominee Trust (the "1989 Thomas H. Lee Nominee Trust") is the record holder of shares listed above as being beneficially owned by Thomas H. Lee. The 1989 Thomas H. Lee Nominee Trust is controlled by its sole beneficiary, Mr. Lee.

In addition, Mr. Lee may be deemed to beneficially own (i) 521,048 shares of Common Stock as a result of the relationship between Mr. Lee and the Fund II; and (ii) 278,245 shares of Common Stock as a result of the relationship between Mr. Lee and the Retirement Fund. Mr. Lee is a general partner of and controls the investment advisors to the Fund II and the Retirement Fund. Mr. Lee disclaims such beneficial ownership.

(b)      Percent of class

Each of Fund II, the Retirement Fund, Advisors II and Mezzanine II could be deemed to be beneficial owners, for purposes of this Schedule 13G, of the 799,293 shares of Common Stock held by Fund II and the Retirement Fund; beneficial ownership of such shares would constitute beneficial ownership of approximately 8.1% of the Issuer's Common Stock.

Mr. Lee beneficially owns 0.0% of the Issuer's Common Stock. In addition, Mr. Lee could be deemed to be a beneficial owner, for purposes of this Schedule 13G, of the 799,293 shares of Common Stock held by Fund II and the Retirement Fund; beneficial ownership of such shares would constitute beneficial ownership of approximately 8.1% of the Issuer's Common Stock.

(c)      Number of shares as to which such person has

The power to vote or to dispose of, or to direct the voting or disposal of, the 799,293 shares of the Issuer's Common Stock held by Fund II and the Retirement Fund is vested in Advisors II (the Investment Advisor of each of Fund II and the Retirement Fund) and Mezzanine II (a general partner of Advisors II). Accordingly, for purposes of this Schedule 13G, Fund II, the Retirement Fund, Advisors II and Mezzanine II may each be deemed to share the power to vote or to direct the voting of and may be deemed to share the power to dispose or to direct the disposition of the securities covered by this Statement and therefore each may be deemed to be a beneficial owner with respect to such securities. Fund II and the Retirement Fund each disclaim beneficial ownership of any shares not directly owned by them, respectively, and Advisors II and Mezzanine II each disclaim beneficial ownership of all such shares.

Mr. Lee has the sole power to vote or to direct the vote of 950 shares and the sole power to dispose or to direct the disposition of 950. As a result of existing relationship with Fund II and the Retirement Fund, Mr. Lee may be deemed to share the power to vote of and may be deemed to share the power to dispose or to direct the disposition or to direct the disposition of the securities covered by this statement and therefore may be deemed to be a beneficial owner with respect to such securities. Mr. Lee disclaims beneficial ownership of all shares directly owned by the Fund, Fund II and the Retirement Fund.

Item 5            Ownership of 5% or Less of a Class

Not applicable

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Item 6            Ownership of more than 5% on behalf of another person

Not applicable

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the Parent Holding Company

Not applicable

Item 8            Identification and classification of members of the Group

Not applicable

Item 9            Notice of Dissolution of Group

Not applicable

Item 10           Certification

Not applicable

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 14, 1996                   Thomas H. Lee Advisors II, L.P.




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